Exhibit 99.1

Docebo Inc. Announces Substantial Issuer Bid, Preliminary Unaudited Second

Quarter 2026 Financial Results and Revised Q3-2026 & FY2026 Guidance

TORONTO, ONTARIO – July 17, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced that its board of directors (the “Board”) has approved a substantial issuer bid (the “Offer”) under which the Company will offer to repurchase for cancellation up to US$70,000,000 of its outstanding common shares (“Common Shares”) at a price of US$20.40 per Common Share. In connection with the Offer, Docebo also announced preliminary (unaudited) financial results for the three months ended June 30, 2026 and financial guidance for Q3-2026 ending September 30, 2026 and the fiscal year ended December 31, 2026. As previously announced, the Company expects to report its full Q2-2026 financial results before the market opens on Friday, August 7, 2026.

Substantial Issuer Bid

The Offer will not be conditional upon any minimum number of Common Shares being tendered. The Offer will, however, be subject to other conditions and the Company will reserve the right, subject to applicable laws, to withdraw or amend the Offer, if, at any time prior to the expiration of the Offer, certain events occur. If Common Shares with an aggregate purchase price of more than US$70,000,000 are properly tendered and not properly withdrawn, the Company will purchase the Common Shares on a pro rata basis except that “odd lot” tenders (of holders beneficially owning fewer than 100 Common Shares) will not be subject to pro-ration.

The Company is making the Offer as it believes that the recent trading price of its Common Shares is not fully reflective of the value of its business and future prospects. In such circumstances, the Company and the Board believe that the Offer is in the best interests of the Company and represents a desirable use of a portion of its existing liquidity. The Company intends to fund the Offer through a combination of approximately US$10,000,000 of cash on hand and an approximate US$60,000,000 draw down on its credit facility. The Company recently increased the size of its credit facility from US$100,000,000 to US$150,000,000.

The Company remains focused on making investments to promote long-term growth and profitability, while creating immediate value for shareholders through the Offer. Following the Offer, the Company expects to continue having access to liquidity which, combined with the cash flow that it expects to generate, will allow the Company to continue investing in areas of growth, including through strategic investments such as acquisitions.

Intercap Inc. (“Intercap”), which beneficially owns approximately 63.9% of the Company’s issued and outstanding Common Shares has informed the Company that it intends to participate in the Offer in a manner consistent with maintaining at least its current level of ownership on a percent of outstanding Common Shares basis. To the Company’s knowledge, no other directors or officers have indicated an intention to tender Common Shares to the Offer. Such individuals may sell Common Shares on the TSX or Nasdaq while the Offer is outstanding.

The Company has engaged Canaccord Genuity Corp. as financial advisor for the Offer and TSX Trust Company to act as the depositary for the Offer. Any questions or requests for information may be directed to TSX Trust Company, as the depositary for the Offer, at 1-866-600-5869 (Toll Free – North America).

The Offer will be for up to approximately 13.8% of the total number of issued and outstanding Common Shares on a non-diluted basis. The Offer is denominated in United States dollars and shareholders will receive payment in United States dollars, while Canadian shareholders will receive payment in Canadian dollars, unless, at their option, they elect to receive payment in United States dollars.

The Board has approved the Offer. However, none of the Company, Canaccord Genuity Corp. or TSX Trust Company makes any recommendation to any shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors, and make their own decisions as to whether to deposit Common Shares under the Offer.

The formal offer to purchase and issuer bid circular, letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) containing the terms and conditions of the Offer and instructions for tendering Common Shares will be filed with the applicable securities regulators and mailed to shareholders on or about July 21, 2026. The Offer Documents will be available free of charge under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer. In particular, the Offer Documents describe certain tax consequences to shareholders of selling Common Shares under the Offer, including that shareholders who sell Common Shares under the Offer are generally expected to be deemed to receive a dividend equal to the excess of the purchase price over the paid-up capital of a Common Share for purposes of the Income Tax Act (Canada), which paid-up capital the Company estimates will be approximately C$10.97 per Common Share.

The Company has temporarily suspended purchases of Common Shares pursuant to the Company’s normal course issuer bid, which commenced on May 20, 2026 and expires no later than May 19, 2027 in accordance with applicable securities legislation.

The Offer referred to in this press release has not yet commenced. This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares. The solicitation and the offer to buy Common Shares will only be made pursuant to the Offer Documents to be filed with the applicable securities regulators in Canada and the United States.

Preliminary (Unaudited) Second Quarter 2026 Financial Results

In connection with the Offer, Docebo also announced preliminary (unaudited) financial results for the three months ended June 30, 2026.

•	Subscription revenue is expected to be between US$63.5 and US$63.7 million for the second quarter of 2026, an increase of 11.2% to 11.6% compared to US$57.1 million for the second quarter of 2025

•	Total revenue is expected to be between US$68.3 and US$68.5 million for the second quarter of 2026, an increase of 12.5% to 12.9% compared to US$60.7 million for the second quarter of 2025

•	Adjusted EBITDA[1] is expected to be between US$10.9 and US$11.1 million for the second quarter of 2026, an increase of 18.5% to 20.7% compared to US$9.2 million for the second quarter of 2025

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Annual Recurring Revenue[1] is expected to be US$255.1 million as at June 30, 2026, an increase of 9.5% compared to US$233.1 million as at June 30, 2025. ARR was negatively impacted in the quarter by US$0.4 million due to the effects of foreign exchange

•	Our largest OEM customer is expected to represent 2.5% of ARR as of June 30, 2026, compared to 8.4% as of June 30, 2025.

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Excluding our largest OEM customer, acquired ARR from acquisitions and after adjusting for the above noted negative impact due to the effects of foreign exchange, ARR as of June 30, 2026 increased by approximately 13.9% from the same date in the prior year.

•	At June 30, 2026, total cash and cash equivalents are expected to be US$45.7 million and total borrowings were US$88.0 million.

[1]	Please refer to the “Non-IFRS Measures and Key Performance Indicators” section of this press release.

These estimates are preliminary and are inherently uncertain due to a number of factors. They remain subject to Docebo management and Audit Committee reviews and the completion of regular financial closing and review procedures for the three months ended June 30, 2026. Additional adjustments to the preliminary estimates presented above may be identified, and final results for the relevant fiscal periods may differ materially from these preliminary estimates and will not be finalized until after the Company completes its normal quarter-end accounting procedures, including execution of internal controls over financial reporting, and its external auditors, KPMG LLP, completes their review of the consolidated financial statements for the quarter ended June 30, 2026. These preliminary estimates are intended to provide information about management’s current expectations regarding certain aspects of Docebo’s financial performance. Reliance on the information presented herein may not be appropriate for other purposes.

Financial Outlook

Docebo is providing new and updated financial guidance as follows:

New Guidance for Q3-2026

•	Subscription revenue is expected to be between US$64.9 million and US$65.1 million

•	Total revenue is expected to be between US$69.5 and US$69.7 million

•	Adjusted EBITDA is expected to be between US$15.9 and US$16.1 million

Updated Guidance for Fiscal Year ended December 31, 2026

•	Subscription revenue is expected to be between US$255.5 million and US$257.5 million

•	Total revenue is expected to be between US$274.5 and US$276.5 million

•	Adjusted EBITDA is expected to be between US$54.5 and US$56.5 million

The information in this section is forward-looking. Please see the sections titled “Non-IFRS Measures and Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section titled “Forward-Looking Information.” Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Forward-Looking Information

This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “guidance”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, “assumes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; statements regarding Docebo’s preliminary estimates for revenue, Adjusted EBITDA, and annual recurring revenue for the three months ended June 30, 2026; the guidance for the three months ended September 30, 2026 and fiscal year ended December 31, 2026 in respect of subscription revenue, total revenue and Adjusted EBITDA and discussed under “Financial Outlook” in this press release; the Company’s intention to commence the Offer, the size, timing, tax consequences, terms and conditions of the Offer; participation in the Offer by Intercap and directors and officers of the Company; potential sales of Common Shares outside the Offer by directors or officers of the Company; the Company’s cash strategy and future cash levels; the Company’s ability to draw on its credit facility on terms and within the timeline currently anticipated; the Company’s acquisition strategy and investments to promote long-term growth and profitability of the Company’s business; and the Company’s positioning for future success.

This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include those relating to: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our lender’s agreement to increase the size of our credit facility on the terms and timing proposed; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is also subject to a number of risks that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks that the Company will perform as expected and those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form dated February 26, 2026 (the “AIF”), available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective Investors.

Our guidance for the third quarter of 2026 and fiscal year ended December 31, 2026 in respect of subscription revenue, total revenue and Adjusted EBITDA is in each case subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information” section and in particular that:

•	foreign exchange rates remain consistent with those in effect as at June 30, 2026;

•	macro-economic conditions will be generally consistent with those experienced in the first half of 2026;

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2026 revenue from our largest original equipment manufacturer customer will be approximately 3-4% of 2026 total revenue and 2026 revenue from our recent acquisition of 365Talents will be approximately US$9,000,000;

•	we will not enter into any new contracts (excluding renewals) in 2026 that provide for more than US$1,000,000 of ARR;

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we will maintain our customer retention levels, and specifically, that our customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and

•	with respect to Adjusted EBITDA, we will contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo (NASDAQ: DCBO; TSX: DCBO) is the enterprise platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop. Docebo gives organizations the tools to close skills gaps, develop talent, and perform at their best in an AI-driven world.

Learn why businesses around the world love Docebo by visiting our customer stories page.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com

Non-IFRS Measures and Key Performance Indicators

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Adjusted EBITDA”, and “Annual Recurring Revenue”.

Many of the Adjusted EBITDA figures in this press release are forward-looking in nature. The differences between the Adjusted EBITDA figures in this press release that are forward-looking and the equivalent historical non-IFRS financial measures are generally a result of our expected increase in 2026 revenues, as described above.

For a reconciliation of the third quarter and fiscal year 2026 Adjusted EBITDA figures to their nearest IFRS measure (being net income) please see the section titled “Key Performance Indicators” in the Company’s Management’s Discussion and Analysis for the quarter ended September 30, 2025 and year ended December 31, 2025, which sections are incorporated by reference into this press release and is available under our profile on SEDAR+ at www.sedarplus.ca.

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

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Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows.

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Adjusted EBITDA: We define Adjusted EBITDA as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.